Exhibit 99.1

NRC Group Reports Second Quarter 2019 Financial Results

HOUSTON – August 6, 2019 – NRC Group Holdings Corp. (NYSE American: NRCG) (“NRCG” or the “Company”), a global provider of a wide range of environmental, compliance and waste management services, today reported financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Financial Results

Operating revenue in the second quarter of 2019 increased 49% to $121.8 million compared to $81.7 million in the prior year period. The increase was largely driven by increased emergency response activity in connection with an event in the Gulf Coast region, acquisitions completed in 2018 and 2019 and increased remediation activity. Excluding the impact of acquisitions, as well as the increased emergency response activity in the Gulf Coast region, organic operating revenue growth was 9% compared to the prior year period.

Operating expenses, which include cost of revenue (exclusive of depreciation and amortization), in the second quarter of 2019 were $83.7 million compared to $54.5 million in the prior year period. The increase was primarily due to incremental expenses related to increased emergency response activity and acquisitions completed in 2018 and 2019.

General and administrative expenses in the second quarter of 2019 were $17.2 million compared to $12.7 million in the prior year period. Approximately $1.8 million of this increase was related to the acquisitions completed in 2018 and 2019, with the remaining increase primarily due to increased public company costs and an increase in the Sprint segment to support waste disposal growth.

Net loss in the second quarter of 2019 was $10.1 million, or $(0.27) per share1, compared to a net loss of $0.2 million, or $(0.01) per share1, in the prior year period. The increase in net loss was largely due to the previously disclosed $10.0 million payment of common stock made to NRCG’s majority stockholder upon consummation of the acquisition by NRCG of Organic Incineration Technology, Inc., which closed in the second quarter of 2019, transaction expenses related to the proposed merger with US Ecology, Inc. (“US Ecology”), and the change in fair value of contingent consideration related to several acquisitions.

Adjusted EBITDA2, a non-GAAP financial measure that is calculated consistent with the Company’s senior credit facility, in the second quarter of 2019 increased 28% to $23.3 million compared to $18.3 million in the prior year period.

1 Excludes dividends from 7.00% Series A Convertible Cumulative Preferred Stock.

2 Adjusted EBITDA and Free cash flow conversion are non-GAAP financial measures. See below under the headings “Use of Non-GAAP Financial Information” and “Reconciliation of Non-GAAP Financial Measures” in the tables that follow for a description of the Company’s use of Non-GAAP financial information in this release and a reconciliation of such non-GAAP financial measures to GAAP.

Segment Results

Domestic Standby Services – Domestic Standby Services operating revenue in the second quarter of 2019 increased 6% to $9.7 million compared to $9.1 million in the prior year period. The increase was primarily due to an increase in equipment leasing and emergency response activity. Operating profit in the second quarter of 2019 was $3.5 million compared to $3.8 million in the prior year period. The slight decline was due to lower tolling revenue and higher emergency response activity (project mix).

Domestic Environmental Services – Domestic Environmental Services operating revenue in the second quarter of 2019 increased 69% to $82.1 million compared to $48.6 million in the prior year period. The increase was largely due to increased emergency response activity in connection with an event in the Gulf Coast region and increased remediation activity, partially offset by a decline in Alaska and New England. Operating profit in the second quarter of 2019 increased 173% to $12.1 million compared to $4.4 million in the prior year period. The increase was largely due to increased emergency response activity in the Gulf Coast region.

International Services – International Services operating revenue in the second quarter of 2019 increased 65% to $9.3 million compared to $5.7 million in the prior year period. The increase was primarily due to increased remediation activity in Turkey and growth in Clean Line Waste Water Solutions Limited (“Clean Line”), which was acquired in March 2018. Operating profit in the second quarter of 2019 increased 80% to $1.7 million compared to $0.9 million in the prior year period. The increase was due to the contribution of increased remediation activity and growth in Clean Line.

Sprint – Sprint operating revenue in the second quarter of 2019 increased 13% to $20.8 million compared to $18.4 million in the prior year period. The increase was primarily due to the acquisition of Quail Run Services, LLC (“Quail Run”) in October 2018, partially offset by lower rig counts in the Eagle Ford Basin which impacted waste disposal revenue. Operating profit in the second quarter of 2019 increased 2% to $7.7 million compared to $7.6 million in the prior year period. The increase was largely due to the benefit from the Quail Run acquisition.

Balance Sheet and Cash Flow

At June 30, 2019, the Company had $22.6 million in cash and equivalents and $384.4 million of total debt (gross of issuance fees) compared to $18.4 million in cash and equivalents and $352.2 million of total debt (gross of issuance fees) at December 31, 2018.

Free cash flow conversion2, defined as Adjusted EBITDA less total capital expenditures (excluding one-time waste disposal investments) divided by Adjusted EBITDA, for the second quarter of 2019 was 80% compared to 86% in the prior year period. Free cash flow conversion2 for the six months ended June 30, 2019 was 84% compared to 80% in the prior year period.

Proposed Merger with US Ecology, Inc.

As previously announced, NRCG has entered into a definitive merger agreement with US Ecology (Nasdaq-GS: ECOL) pursuant to which US Ecology will form a new holding company that immediately upon the closing of the transaction will own both US Ecology and NRCG. The merger is expected to close in the fourth quarter of 2019. Until the closing, NRCG will continue to operate as an independent company.

Conference Call

Management will not be holding a conference call to review results nor providing any forward guidance due to the previously announced proposed merger with US Ecology.

About NRCG

NRCG is a global provider of a wide range of environmental, compliance and waste management services. NRCG’s broad range of capabilities and global reach enable it to meet the critical, and often non-discretionary, needs of more than 5,000 customers across diverse end markets to ensure compliance with environmental, health and safety laws and regulations around the world. NRC Group, a wholly owned subsidiary of NRCG, was established in June 2018 through the combination of two businesses, National Response Corporation and Sprint Energy Services, both previously operating separately under the ownership of investment affiliates of J.F. Lehman & Company. For more information, please visit www.nrcg.com. No portion of the website referenced in this paragraph is incorporated by reference into or otherwise deemed to be a part of this news release.

Use of Non-GAAP Financial Information

This release describes historical financial information that includes “Adjusted EBITDA,” and “Free cash flow conversion,” both of which are financial measures that are not calculated in accordance with GAAP and provided only as supplemental information. The Company has presented Adjusted EBITDA because it is substantially the same as the metric called “Consolidated Adjusted EBITDA,” as defined in the Company’s senior credit facility, which is a key component in the determination of its leverage ratios (including its ability to service debt and incur capital expenditures). The Company believes its presentation of Adjusted EBITDA is useful because it provides investors and industry analysts the same information that it uses internally for purposes of assessing its liquidity and core operating performance. The Company provides Free cash flow conversion because it is a useful measure to investors as to the ongoing liquidity of the business after required capital expenditure investments. Adjusted EBITDA and Free cash flow conversion are each a non-GAAP financial measure and should not be considered as an alternative to financial measures prepared in accordance with GAAP such as operating income or net income as measures of operating performance or cash flows or as measures of liquidity. Adjusted EBITDA and Free cash flow conversion are not necessarily calculated the same way as other companies and should not be considered a substitute for or more meaningful than GAAP results, and should be read in conjunction with the GAAP financial information provided in this release.

For a further description of Adjusted EBITDA and Free cash flow conversion and explanation of the Company’s use thereof, please see “Reconciliation of Non-GAAP Financial Measure” in the tables that follow.

Forward-Looking Statements

Statements in this communication that are not historical facts are forward-looking statements that reflect NRCG’s management’s current expectations, assumptions and estimates of future performance and economic conditions. These forward-looking statements relate to, among other things, the anticipated closing of the proposed transaction and structure of the combined company. All statements other than historical facts may be forward-looking statements; words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes are used to identify forward-looking statements. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the control of NRCG. Factors that could cause NRCG’s actual results to differ materially from those implied in the forward-looking statements include: (1) the risk that the conditions to the closing of the proposed merger with US Ecology are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of NRCG or US Ecology are not obtained; (2) the occurrence of any event, change or other circumstances that either could give rise to the right of one or both of NRCG or US Ecology to terminate the merger agreement, (3) litigation relating to the transaction; (4) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (6) unexpected costs, charges or expenses resulting from the transaction (7) the ability of NRCG and US Ecology to retain and hire key personnel; (8) competitive responses to the proposed transaction and the impact of competitive services; (9) certain restrictions during the pendency of the mergers that may impact NRCG’s or US Ecology’s ability to pursue certain business opportunities or strategic transaction; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction to refinance NRCG’s existing indebtedness; (11) potential adverse changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative, regulatory and economic developments, including changing business conditions in the industries in which NRCG and US Ecology operate. These risks, as well as other risks associated with the proposed transaction, are more fully described in the preliminary joint proxy statement/prospectus, dated July 31, 2019, that was filed by US Ecology Parent, Inc. with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this communication, which speak only as of this date. NRCG undertakes no obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of NRCG or the combined company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to NRCG’s overall business, including those more fully described in NRCG’s filings with the SEC.

No Offer or Solicitation

This communication relates to a proposed business combination between US Ecology Parent, Inc., US Ecology and NRCG. The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, US Ecology Parent, Inc. filed with the SEC a Registration Statement on Form S-4, dated July 31, 2019 that includes a preliminary joint proxy statement of US Ecology and NRCG and a prospectus of US Ecology Parent, Inc., as well as other relevant documents regarding the proposed transaction. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. US Ecology Parent, Inc. may not sell the securities referenced in the preliminary joint proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, REGARDING THE MERGERS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of US Ecology and NRCG. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about US Ecology Parent, Inc., US Ecology and NRCG, may be obtained once it becomes available at the SEC’s website, www.sec.gov. You will also be able to obtain these documents, free of charge, by accessing US Ecology’s website at https://investors.usecology.com/ or by accessing NRCG’s website at http://ir.nrcg.com/.

Participants in the Solicitation Relating to the Mergers

US Ecology and NRCG and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from US Ecology stockholders and NRCG common stockholders in respect of the proposed transaction. Information regarding US Ecology’s directors and executive officers is contained in US Ecology’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 11, 2019, which are filed with the SEC. Information regarding NRCG’s directors and executive officers is contained in NRCG’s Annual Report on Form 10-K for the year ended December 31, 2018 and its Proxy Statement on Schedule 14A, dated April 17, 2019, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction is included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.

Contacts:

Gateway Investor Relations

Cody Slach or Jared Filippone, CFA

1-949-574-3860

NRCG@gatewayir.com

NRC GROUP HOLDINGS CORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share amounts)

	June 30,	December 31,
	2019	2018
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$22,615	$18,365

Receivables:
Trade, net of allowance for doubtful accounts of $2.5 million and $0.6 million, respectively	100,345	102,709
Other	1,227	1,112
Inventory	7,329	7,257
Prepaid expenses and other current assets	5,438	4,692
Total current assets	136,954	134,135

Property and equipment, net	156,534	122,565
Goodwill	52,864	51,417
Intangible assets, net of accumulated amortization of $38.5 million and $34.5 million, respectively	70,833	64,614
Other assets	4,081	3,396
Total assets	$421,266	$376,127

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$34,373	$36,171
Accrued expenses	11,293	10,644
Accrued wages and benefits	5,659	4,858
Contingent consideration	6,509	2,470
Deferred revenue	3,704	1,199
Other current liabilities	3,325	-
Current portion of term loans	3,431	3,431
Current portion of equipment loan	728	737
Borrowings outstanding under revolving credit agreements	43,000	10,000
Accrued dividend on Series A convertible preferred stock	1,838	1,511
Total current liabilities	113,860	71,021

Contingent consideration, net of current portion	4,886	3,846
Term loans, net of current portion and deferred financing costs	329,145	330,104
Equipment loan, net of current portion	979	78
Asset retirement obligation	1,346	1,379
Other long-term liabilities	13,445	1,243
Total liabilities	463,661	407,671

Commitments and contingencies

Shareholders’ Equity (Deficit)

Series A Convertible Preferred Stock, par value $0.0001; 5,000,000 shares authorized; 1,050,000 issued with a liquidation preference of $105,000 as of June 30, 2019 and December 31, 2018.	102,967	102,967

Common stock, par value $0.0001; 200,000,000 shares authorized; 38,050,385 and 36,902,544 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively.	4	4
Additional paid in capital	20,677	13,084
Accumulated deficit	(159,637)	(141,062)
Accumulated other comprehensive loss	(6,406)	(6,537)
Total shareholders’ equity (deficit)	(42,395)	(31,544)
Total liabilities and shareholders’ equity	$421,266	$376,127

NRC GROUP HOLDINGS CORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

(in thousands except share and per share amounts)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018

Operating revenue	$121,841	$81,692	$222,335	$152,924

Costs and expenses
Operating expenses, including cost of revenue (exclusive of depreciation and amortization)	83,678	54,482	154,933	102,848
General and administrative expenses	17,188	12,740	34,081	23,135
Depreciation and amortization	9,678	5,325	18,690	11,784
Management fees	-	357	-	800
Acquisition expenses	10,715	2,064	11,162	3,286
Share-based compensation	1,268	-	1,268	-
Change in fair value of contingent consideration	2,026	-	4,077	-
Other expense, net	413	1,443	1,813	2,340
Total costs and expenses	124,966	76,411	226,024	144,193
Operating (loss) income	(3,125)	5,281	(3,689)	8,731

Other income (expenses)
Interest expense	(7,730)	(3,963)	(14,339)	(7,633)
Foreign currency transaction gain (loss)	(40)	78	51	41
Loss on debt extinguishment	-	(2,720)	-	(2,720)
Other income (expense), net	(87)	(23)	89	(8)
Total other expenses, net	(7,857)	(6,628)	(14,199)	(10,320)
Loss before income taxes	(10,982)	(1,347)	(17,888)	(1,589)
Income tax (benefit) expense	(867)	(1,139)	687	(1,020)
Net loss	$(10,115)	$(208)	$(18,575)	$(569)

Other comprehensive income (loss), net of tax
Foreign currency translation (loss) income	(315)	(1,245)	131	(540)
Total other comprehensive (loss) income	(315)	(1,245)	131	(540)
Comprehensive loss	$(10,430)	$(1,453)	$(18,444)	$(1,109)

Net loss	$(10,115)	$(208)	$(18,575)	$(569)
Less dividend on Series A convertible preferred stock	(1,837)	-	(3,675)	-
Net loss attributable to common shareholders	$(11,952)	$(208)	$(22,250)	$(569)

Net loss per share, basic and diluted	$(0.32)	$(0.01)	$(0.60)	$(0.03)
Weighted average common shares outstanding, basic and diluted	37,545,840	21,873,680	37,225,969	21,873,680

Dividends declared per Series A convertible preferred share	$1.75	-	$3.50	-

NRC GROUP HOLDINGS CORP AND SUBSIDIARIES

SEGMENT PERFORMANCE

(in thousands)

(unaudited)

	Domestic	Domestic
	Standby	Environmental			Corporate
	Services	Services	International	Sprint	Items	Total
Three Months Ended June 30,
2019
Operating revenue	$9,671	$82,071	$9,314	$20,785	$-	$121,841
Operating expenses, including cost of revenue (excluding depreciation, amortization and certain other expenses)	5,196	62,843	6,696	8,943	-	83,678
General and administrative expenses	991	7,163	958	4,105	3,971	17,188
Operating profit (exclusive of depreciation, amortization and certain other expenses)	3,484	12,065	1,660	7,737	(3,971)	20,975
2018
Operating revenue	$9,119	$48,561	$5,651	$18,361	$-	$81,692
Operating expenses, including cost of revenue (excluding depreciation, amortization and certain other expenses)	4,467	38,346	3,721	7,948	-	54,482
General and administrative expenses	830	5,792	1,008	2,859	2,251	12,740
Operating profit (exclusive of depreciation, amortization and certain other expenses)	3,822	4,423	922	7,554	(2,251)	14,470

Six Months Ended June 30,
2019
Operating revenue	$20,064	$142,937	$17,461	$41,873	$-	$222,335
Operating expenses, including cost of revenue (excluding depreciation, amortization and certain other expenses)	10,419	114,102	12,642	17,770	-	154,933
General and administrative expenses	1,940	14,362	1,855	7,856	8,068	34,081
Operating profit (exclusive of depreciation, amortization and certain other expenses)	7,705	14,473	2,964	16,247	(8,068)	33,321
Goodwill	-	32,014	1,865	18,985	-	52,864
Assets	77,576	182,438	19,677	150,823	(9,248)	421,266
2018
Operating revenue	$18,091	$89,418	$10,444	$34,971	$-	$152,924
Operating expenses, including cost of revenue (excluding depreciation, amortization and certain other expenses)	8,156	72,152	7,065	15,475	-	102,848
General and administrative expenses	1,619	10,372	1,710	5,470	3,964	23,135
Operating profit (exclusive of depreciation, amortization and certain other expenses)	8,316	6,894	1,669	14,026	(3,964)	26,941
Goodwill	-	31,008	2,620	10,935	-	44,563
Assets	76,245	159,054	20,092	92,772	(18,935)	329,228

Reconciliation of Non-GAAP Financial Measures

Adjusted EBITDA and Free Cash Flow Conversion

This release uses the term “Adjusted EBITDA,” which is not a recognized measure under GAAP. The Company uses Adjusted EBITDA as a supplement to its GAAP results in evaluating certain aspects of its business, as described below. For purposes of this release, the Company defines Adjusted EBITDA as net income (loss) plus (i) depreciation and amortization, (ii) interest expense, net, (iii) provision for income taxes, net (net income (loss) plus clauses (i) through (iii) referred to collectively as “EBITDA”), (iv) foreign currency translation gain or loss and (v) gain or loss on equipment sales or retirements, adjusted to include certain add-backs permitted by the Company’s new senior credit facility dated June 11, 2018 (as amended, the “New Credit Facility”), including (i) management fees, (ii) impairment expense of goodwill and intangible assets, (iii) acquisition-related transaction expenses (including due diligence costs, legal, accounting and other advisory fees and costs, retention and severance payments, facility closure costs and financing fees and expenses), (iv) the impact of pre-acquisition revenues, earnings and EBITDA of certain recent acquisitions and certain management estimates relating thereto, (v) normalization adjustments to reflect a run-rate level of EBITDA within NRC Group’s historical financial statements, (vi) non-recurring costs and other non-operating expenses and income, (vii) the impact of certain completed cost savings initiatives at various domestic regions, (viii) the impact of a reduction in force adjustment, (ix) costs relating to the shutdown of certain international operations and (x) certain out-of-period timing adjustments and reclassification of capitalized leases not applicable under the New Credit Facility. “Adjusted EBITDA” is substantially the same as the metric called “Consolidated Adjusted EBITDA,” as defined in the New Credit Facility, which is a key component in the determination of the Company’ leverage ratios (including its ability to service debt and incur capital expenditures).

The Company’s method of computing Adjusted EBITDA is substantially consistent with that used for debt covenant calculation purposes under the New Credit Facility and also is routinely reviewed by management for that purpose. For example, under the New Credit Facility if as of the last day of any fiscal quarter the sum of the aggregate outstanding principal amount of all revolving loans plus the aggregate amount of letters of credit obligations (excluding letters of credit to the extent cash collateralized and undrawn letters of credit in an aggregate amount not to exceed $15 million) plus the aggregate outstanding principal amount of all swingline loans exceeds 30% of the revolving credit limit then in effect, the Company is required to maintain a consolidated total net leverage ratio, calculated in accordance with the New Credit Facility, of equal to or less than 5.45:1.00. The total net leverage ratio is the ratio of consolidated total net debt (as defined in the New Credit Facility) to Consolidated Adjusted EBITDA (as defined in the New Credit Facility). This covenant is not currently in effect.

The Company believes its presentation of Adjusted EBITDA is useful because it provides investors and industry analysts the same information that it uses internally for purposes of assessing its liquidity and core operating performance. However, Adjusted EBITDA is not a substitute for, or more meaningful than, net income (loss), cash flows from operating activities, operating income or any other measure prescribed by GAAP, and there are limitations to using non-GAAP measures such as Adjusted EBITDA. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital, tax structure and the historic costs of depreciable assets. Additionally, certain items excluded from Adjusted EBITDA are also significant components in understanding and assessing the Company’s liquidity, such as interest payments, payments made for transaction expenses and extraordinary items and management fees. Also, other companies in the Company’s industry may define Adjusted EBITDA differently than it does, and as a result, it may be difficult to use Adjusted EBITDA or similarly named non-GAAP measures that other companies may use to compare the liquidity or performance of those companies to the Company’s liquidity or performance. Because of these limitations, Adjusted EBITDA should not be considered as a measure of the income generated by the Company’s business or cash flow available to it to invest in the growth of its business. The Company’s management compensates for these limitations by relying primarily on GAAP results and using Adjusted EBITDA supplementally.

The release also uses the term “Free cash flow conversion,” which is not a recognized measure under GAAP. The Company uses Free cash flow conversion as a supplement to its GAAP results because it believes it is useful to show investors the ongoing liquidity of the business after required capital expenditure investments. For purposes of this release, the Company defines Free cash flow conversion as Adjusted EBITDA less total capex (excluding one-time waste-disposal investments) divided by Adjusted EBITDA. Free cash flow conversion is not a substitute for, or more meaningful than, its comparable GAAP measure, and there are limitations to using non-GAAP measures such as Free cash flow conversion.

A reconciliation of net cash provided by operating activities to net income (loss) to Adjusted EBITDA and Free cash flow conversion for the periods indicated is as follows:

	For the Quarter Ended June 30,		For the Six Months Ended June 30,
($ thousands)	2019	2018	2019	2018
Net cash provided by operating activities	6,648	144	5,845	6,451
Depreciation of property and equipment	(7,659)	(4,111)	(14,807)	(9,017)
Amortization of intangible assets	(2,019)	(1,227)	(3,883)	(2,767)
Accretion of asset retirement obligation	(27)	(13)	(54)	(26)
Amortization of deferred financing costs	(419)	(552)	(855)	(835)
Share-based compensation expense	(1,268)	-	(1,268)	-
Bad debt expense	(948)	(146)	(2,212)	(271)
Change in fair value of contingent consideration	(2,026)	-	(4,077)	-
Deferred income tax provision	-	-	-	(23)
Realized loss (gain) from equipment sales or retirements	57	-	381	-
Loss on extinguishment of debt	-	(2,720)	-	(2,720)
Non-cash OIT acquisition related expense	(10,000)	-	(10,000)	-
Changes in operating assets and liabilities, net of acquisition:	7,546	8,417	12,355	8,639
Net income (loss) [1]	(10,115)	(208)	(18,575)	(569)

Total income tax expense (benefit)	(867)	(1,139)	687	(1,020)
Interest expense	7,730	3,963	14,339	7,633
Foreign currency transaction gain (loss)	40	(78)	(51)	(41)
Loss on debt extinguishment	-	2,720	-	2,720
Change in fair value of contingent consideration	2,026	-	4,077	-
Share-based compensation	1,268	-	1,268	-
Other expense, net	420	30	1,229	8
Depreciation and amortization	9,678	5,325	18,690	11,784
Management fees	-	550	-	800
Acquisition Transaction expenses	10,714	2,064	11,162	3,286
Transition expenses and extraordinary items [2]	59	1,436	408	2,340
Pre-NRC EBITDA contribution [3]	-	(1,381)	-	(1,708)
Restructuring and Large Event Adjustments [4]	68	2,158	252	2,967
Estimated SWS Acquisition Synergies [5]	211	961	1,049	1,923
Expenses not in the normal course of business [6]	244	167	475	522
Reorganization Adjustments [7]	842	1,069	1,749	2,763
Reclassification items [8]	1,007	615	3,753	2,313
Total Adjustments	33,441	18,461	59,087	36,290
Adjusted EBITDA, per Credit Agreement	$23,326	$18,253	$40,512	$35,721

Pro Forma Capital Expenditures
Total Capex	15,262	2,654	21,549	7,386
Less: One-time Waste Disposal Investment	(10,502)	(180)	(15,165)	(330)
Adj. Capex	4,760	2,474	6,384	7,056

Adj. EBITDA less Adj. Capex	18,566	15,779	34,128	28,665
Free Cash Flow Conversion	80%	86%	84%	80%

Footnotes

[1]	GAAP net income.
[2]	Consists of one-time set-up costs for growth opportunities in Mexico, senior management placement fees, as well as expenses related to add-on acquisitions such as severance, one-time legal, rebranding, and closure costs.
[3]	Stub period Reported EBITDA of certain NRC acquisitions prior to NRC acquisition.
[4]	NRC normalized results from SoCal and New England regions, which underwent material reorganization starting in April 2017. These adjustments are evidenced by increased performance in Q1 2018 vs. Q1 2017. This also includes the savings from terminating SWS corporate employees as well as the remaining financial results associated with the closed SWS service centers. Sprint normalized results consist of the impact of Hurricane Harvey-related closure of the Karnes Facility and temporarily low margins during the start-up phase of the Pecos facility.
[5]	Consists of identified hard cost savings from planned headcount reductions, insurance savings and purchasing efficiencies from integration the SWS acquisition. Actions have taken or are currently taking place.
[6]	NRC includes identified one-time, non-recurring expenses including severance, consulting, lawsuit settlement and other expenses not anticipated to occur in future periods. Sprint consists of extraordinary, non-recurring items including ad-back of landfill rental equipment that has been purchased and start-up costs for a new yard.
[7]	NRC consists of savings realized from cost reduction initiatives completed in the PNW, NoCal and East regions, including headcount reductions and procurement along with a reduction-in-force completed in April 2018 and Sept 2018. Sprint consists of the impact of price increases implemented by Sprint since late 2017 at the Karnes Facility as well as the removal of non-recurring operating costs associated with the disposal pit.
[8]	Consists of out-of-period timing adjustments and reclassification of capitalized leases stemming from the PCAOB audit which are not applicable under the Credit Agreement.